Filed Pursuant to Rule 433
Registration No. 333-211879
November 16, 2016

The following information is a Summary of Material Modifications/Notice of Changes relating to certain plan provisions under the Lincoln National Corporation Deferred Compensation Plan for Agents ("Plan").
For more information on the Plan and its features, refer to the Plan's Summary Plan Description/Prospectus.  Additionally, you may log on to your account on Nolan's website at: www.nolanlink.com, or contact Nolan's Deferred Compensation Customer Service Line at 888-907-8633.

Eligibility and Participation:

Effective January 1, 2017, this Plan will be offered to select brokers (in addition to agents).  You will be eligible to participate in the Plan if your Benefit Eligible Broker Commissions during the twelve (12) month period from October 1 to September 30 of the year preceding the year to which your deferral election relates were at least $360,000 and you have also entered into a BK2K sales contract with LNL or a NYBK sales contract with LNY and/or a registered representative's contract with Lincoln Financial Advisors ("LFA").

If you are a broker who has entered into a BK2K or NYBK sales contract with LNL or LNY, respectively, and/or a registered representative's contract with LFA during the current calendar year, you will be eligible to participate in the Plan provided that you have at least $360,000 in verifiable first year and renewal commissions relating to the sale of any LNL or LNY products as well as similar products from other life insurance companies, or in the case of LFA, broker-dealers, doing business in the U.S. for the most recent trailing 12-month period prior to obtaining a valid sales contract.  Verification of commissions from other life insurance companies or broker-dealers doing business in the U.S., other than LNL, LNY or LFA, will be determined at the discretion of the Senior Vice President, Head of Lincoln Financial Advisors, or his designee.

This Summary of Material Modifications contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

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All of the internet website addresses are provided for your convenience.  None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Service Center at 800-234-3500.